

**06004221**



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-53367 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____
            MM/DD/YY                                    MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bull & Bear Brokerage Services, Inc.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6817 Southpoint Parkway, Suite 1003
                (No. and Street)

Jacksonville,                    Florida                    32216
    (City)                        (State)                  (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew B. Bishop, President                    904-363-3322
                                        (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
            (Name – if individual, state last, first, middle name)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
    (Address)                    (City)            (State)            (Zip Code)

**CHECK ONE:**
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**
**MAR 2 2 2006**
**THOMSON FINANCIAL**

RECEIVED
FEB 2 2 2006
WASH. D.C.
203

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (06-02)        Potential persons who are to respond to the collection of information
                        contained in this form are not required to respond unless the form displays

# OATH OR AFFIRMATION

I, _____ Matthew B. Bishop _____. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bull & Bear Brokerage Services, Inc. _____, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None _____

_____
_____

Signature

President _____

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins
Jennifer L. Christensen

# Cuthill & Eddy LLC
### CERTIFIED PUBLIC ACCOUNTANTS
*Limited Liability Company*

## Independent Auditor's Report

Board of Directors
Bull & Bear Brokerage Services, Inc.
Jacksonville, Florida

We have audited the accompanying statement of financial condition of Bull & Bear Brokerage Services, Inc. (the "Company") as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bull & Bear Brokerage Services, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, the computation of net capital and computation of aggregate indebtedness, as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Cuthill & Eddy LLC*

February 9, 2006

BULL & BEAR BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

| | | |
|---|---|---|
| Cash | $ | 45,526 |
| Accounts and commission receivable | | 25,169 |
| Other assets | | 968 |
| | $ | 71,663 |

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
| | | |
|---|---|---|
| Accounts and commission payable | $ | 23,962 |

Stockholder's equity:
| | | |
|---|---|---|
| Common stock, $1 par value, 1,000 shares authorized, 100 issued and outstanding | | 100 |
| Additional paid-in capital | | 19,931 |
| Retained earnings | | 27,670 |
| | | 47,701 |
| | $ | 71,663 |

BULL & BEAR BROKERAGE SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

| | | |
|---|---|---|
| Revenues: | | |
| Commission income | $ | 237,024 |
| Other income | | 8,241 |
| | | 245,265 |
| Expenses: | | |
| Commission | | 113,722 |
| General and administrative | | 65,726 |
| | | 179,448 |
| Net income | $ | 65,817 |

# BULL & BEAR BROKERAGE SERVICES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

### FOR THE YEAR ENDED DECEMBER 31, 2005

|  | Common Stock | | Additional Paid-In | Retained | |
|  | Shares | Amount | Capital | Earnings | Total |
| --- | --- | --- | --- | --- | --- |
| Balances, January 1, 2005 | 100 | $ 100 | $ 19,931 | $ 7,353 | $ 27,384 |
| Distributions | | | | (45,500) | (45,500) |
| Net income | | | | 65,817 | 65,817 |
| Balances, December 31, 2005 | 100 | $ 100 | $ 19,931 | $ 27,670 | $ 47,701 |

BULL & BEAR BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net income | $ 65,817 |
| Adjustments to reconcile net income to net | |
| cash provided by operating activities: | |
| Changes in operating assets and liabilities: | |
| Increase in accounts and commission receivable | (24,064) |
| Increase in other assets | (735) |
| Increase in accounts and commission payable | 21,112 |
| Total adjustments | (3,687) |
| Net cash provided by operating activities | 62,130 |
| | |
| Cash flows from financing activities: | |
| Distributions and cash used by financing activities | (45,500) |
| | |
| Net increase in cash | 16,630 |
| | |
| Cash, beginning of year | 28,896 |
| | |
| Cash, end of year | $ 45,526 |

BULL & BEAR BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

1. Nature of operations and summary of significant accounting policies:

Nature of operations:
Bull & Bear Brokerage Services, Inc. (the "Company") was incorporated February 19, 2001 and began operations for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Revenue and expense recognition:
The revenue of the Company is derived primarily from commissions earned on the sale of securities. Commission income is recorded on the date of the transaction leading to the commission.

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(1).

Income taxes:
The Company and its sole stockholder have elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the stockholder. Because of this election, federal income taxes have not been provided for in the 2005 financial statements.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2005, the Company had excess net capital of $40,485 and a net capital ratio of .53.

3. Liabilities subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2005.

4. Related party transactions:

The Company pays $3,500 per month to a company under common ownership in return for certain accounting and reporting services. For the year ended December 31, 2005, such amount totaled $39,500 and is included in general and administrative expenses on the accompanying statement of income. At December 31, 2005 the amount owed to this affiliate was $3,500 and is included in accounts and commission payable in the accompanying statement of financial condition.

In addition, the Company pays $500 per month to a company under common ownership in return for certain legal fees. For the year ended December 31, 2005, such amount totaled $5,500 and is included in general and administrative expenses on the accompanying statement of income. At December 31, 2005 the amount owed to this affiliate was $500 and is included in accounts and commission payable in the accompanying statement of financial condition.

5. Line of credit:

Bull & Bear Brokerage Services, Inc. has a $10,000 unsecured line of credit. Interest accrues at a variable rate of prime plus 7.5% (14.5% at December 31, 2005). Bull & Bear Brokerage Services, Inc. did not utilize this line of credit in 2005.

6. Supplemental disclosures of cash flow information:

Cash was paid during the year for:

| | |
|---|---|
| Interest | None |
| Income taxes | None |

BULL & BEAR BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Net capital
    Total stockholder's equity      $    47,701

Deductions:
    Non-allowable assets:
        Accounts receivable      (1,248)
        Other assets      (968)

    Net capital      $    45,485

Reconciliation with Company's computation (included in
Part II of Form X-17A-5 as of December 31, 2005)
    Net capital, as reported in Company's Part II
        FOCUS report      $    34,772

Adjustments:
    Non-allowable accounts receivable      (1,248)
    To record commissions receivable
        and related commissions payable      11,961

            $    45,485

BULL & BEAR BROKERAGE SERVICES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

DECEMBER 31, 2005

Aggregate indebtedness:
Accounts payable and accrued expenses $ 23,962

Ratio of aggregate indebtedness to
net capital .53



Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins
Jennifer L. Christensen

# Cuthill & Eddy LLC
### CERTIFIED PUBLIC ACCOUNTANTS
*Limited Liability Company*

## Independent Auditor's Report
## On Internal Control Required By Sec Rule 17a-5

Board of Directors
Bull & Bear Brokerage Services, Inc.
Jacksonville, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Bull & Bear Brokerage Services, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications, and comparisons
2.  Recordation of differences required by rule 17a-13
3.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Bull & Bear Brokerage Services, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 9, 2006